         As filed with the Securities and Exchange Commission on August 8, 2001
                                                     Registration No. 333-59048




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ---------------------------------
                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                          ACCLAIM ENTERTAINMENT, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                                       38-2698904
----------------------------------              --------------------------
(State or other jurisdiction of               (IRS Employer Identification No.)
incorporation or organization)

                               One Acclaim Plaza
                           Glen Cove, New York 11542
                                 (516) 656-5000
   (Address and telephone number of registrant's principal executive offices)

                              Gregory E. Fischbach
                             Chief Executive Officer
                           Acclaim Entertainment, Inc.
                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
            (Name, address and telephone number of agent for service)


                                    Copy to:
                              Eric M. Lerner, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                           Telephone: (212) 940-8800
                       ---------------------------------

               Approximate date of commencement of proposed sale to the public:
         From time to time after the effective date of this Registration Statement.

                  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE



Title of each class of                                     Proposed maximum             Proposed maximum            Amount of
security to be registered      Amount to be registered     aggregate price per unit  aggregate offering price     registration fee
-------------------------      -----------------------     ------------------------  ------------------------      ----------------
Common   Stock,   par   value
$0.02 per share ...............        11,018,882(1)                  $4.88                $53,772,144(2)      $13,445(2)

(1) To be offered from time to time by selling stockholders based upon prevailing market prices.


(2) The proposed maximum aggregate price per unit was estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the registrant's common stock as quoted on The Nasdaq Small Cap Market System on August 6, 2001. Of this amount, $1,883 was previously paid and $11,562 has been paid concurrently with the filing of this amendment.




     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                   SUBJECT TO COMPLETION DATED AUGUST 8, 2001



                                   PROSPECTUS

                        --------------------------------


                          ACCLAIM ENTERTAINMENT, INC.


                       11,018,882 SHARES OF COMMON STOCK



     This prospectus covers the resale of 11,018,882 shares of Acclaim's common stock by the selling stockholders named in this prospectus. Acclaim will not receive any proceeds from the sale of any shares by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."





         SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF INVESTMENT RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK OFFERED AND SOLD BY THIS PROSPECTUS.


         Our common stock is traded on The Nasdaq Small Cap Market System under the symbol "AKLM." On August 6, 2001, the last reported sale price of the common stock was $4.83 per share.


         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






                                August __, 2001

                               TABLE OF CONTENTS


                                                                 Page Number
RISK FACTORS........................................................3
INFORMATION ABOUT ACCLAIM..........................................15
RECENT DEVELOPMENTS................................................19
USE OF PROCEEDS....................................................19
SELLING STOCKHOLDERS...............................................20
PLAN OF DISTRIBUTION...............................................25
LEGAL PROCEEDINGS..................................................27
LEGAL MATTERS......................................................28
EXPERTS............................................................28
FORWARD-LOOKING STATEMENTS.........................................28
WHERE YOU CAN FIND MORE INFORMATION................................29
INFORMATION NOT REQUIRED IN PROSPECTUS.............................31
CONSENT OF INDEPENDENT ACCOUNTANTS.................................35

                                  RISK FACTORS

     Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

LIQUIDITY AND MEETING CASH REQUIREMENTS ARE DEPENDENT ON ACHIEVING TIMELY PRODUCT RELEASES AND SALES OBJECTIVES


     If we do not substantially achieve the overall projected revenue levels for the balance of fiscal 2001 and fiscal 2002 as reflected in our business operating plans and do not receive the ongoing support of our primary lender and our vendors, we will have insufficient liquidity in fiscal 2002, and we either will require additional financing to fund operations or we will need to make further significant expense reductions, including, without limitation, the sale of assets or the consolidation of operations, staff reductions, and/or the delay, cancellation or reduction of certain product development and marketing programs. Some of these measures will require third-party consents or approvals, including that of our primary lender, and there can be no such assurance that such consents or approvals can be obtained.

     Based on the fiscal third quarter $9.5 million advance from our primary lender following the March 2001 junior participation, the $10.0 million interim funding provided by our primary lender, the retirement of $20.5 million of our 10% convertible notes due March 2002, the $33.6 million in gross proceeds from the sale of common stock in July 2001, proceeds from the exercise of stock options and the ongoing support of our vendors, we expect to generate sufficient positive cash flow from operations to meet our currently projected cash and operating requirements for the next 12 months, including the repayment of the remaining notes ($29.2 million principal amount, plus interest) at maturity, assuming we meet our sales forecast by successfully achieving our planned product release schedule, and continue to realize the savings from implemented expense reductions. However, if we do not achieve our product release schedule, sales assumptions, continue to realize the savings from implemented expense reductions and do not continue to receive the support of our primary lender and our vendors, there can be no assurance that we will be able to arrange additional financing on satisfactory terms, if at all. Additionally, we cannot assure our investors that our future operating cash flows will be sufficient to meet our operating requirements, our debt service requirements or to repay our indebtedness at maturity, including, without limitation, repayment of the 10% convertible notes. If this were to occur, and our primary lender determined not to provide further interim support and/or to seek available remedies, our operations and liquidity would be materially adversely affected and we could be forced to cease operations.

     Although we believe the actions we have taken should return our annual operations to profitability we cannot assure our shareholders and investors that we will achieve profitability or the sales necessary to avoid further expense reductions. See "Industry Trends, Console Transitions and Technological Change May Adversely Affect Our Revenues and Profitability" below.

GOING CONCERN CONSIDERATION


     At August 31, 2000, our independent auditors' report, as prepared by KPMG LLP and dated November 29, 2000, which appears in our 2000 Form 10-K, includes an explanatory paragraph relating to substantial doubt as to our ability to continue as a going concern due to our significant loss from operations in fiscal 2000 and our working capital and stockholders' deficiencies. While the unaudited financial statements for the nine months ended June 2, 2001 contained in our Form 10-Q filed with the SEC on July 17, 2001 have been prepared under the assumption that we will continue as a going concern and report that we had net earnings for the first nine months of fiscal 2001 of $18.7 million or $0.32 per diluted share, we cannot assure our stockholders and investors that we will continue to achieve profitability.

IF CASH FLOWS FROM OPERATIONS ARE NOT SUFFICIENT TO MEET OUR NEEDS, WE MAY BE FORCED TO SELL ASSETS, REFINANCE DEBT, OR FURTHER DOWNSIZE OR CEASE OPERATIONS

     If we do not substantially achieve the overall projected revenue levels for the balance of fiscal 2001 and fiscal 2002 as reflected in our business operating plans and do not receive the ongoing support of our primary lender and our vendors, we will have insufficient liquidity in fiscal 2002, and we either will require additional financing to fund operations or we will need to make further significant expense reductions, including, without limitation, the sale of assets or the consolidation of operations, staff reductions, and/or the delay, cancellation or reduction of certain product development and marketing programs.

     Although we believe the expense reductions initiated by us in the fourth quarter of fiscal 2000 and continuing in fiscal 2001 should return our annual operations to profitability we cannot assure our shareholders and investors that we will achieve profitability or the sales necessary to avoid further reductions. See "Industry Trends, Platform Transitions and Technological
Change May Adversely Affect Our Revenues and Profitability" below.


ABILITY TO SERVICE DEBT AND PRIOR RIGHTS OF CREDITORS MAY ADVERSELY AFFECT HOLDERS OF COMMON STOCK


     If our cash and projected cash flow from operations in fiscal 2002 is insufficient to make interest and principal payments when due, we may have to restructure our indebtedness. We cannot guarantee that we will be able to restructure or refinance our debt on satisfactory terms, or obtain permission to do so under the terms of our existing indebtedness. We cannot assure investors that our future operating cash flows will be sufficient to meet our debt service requirements or to repay our indebtedness at maturity. Our failure to meet these obligations could result in defaults being declared by our primary lender, and the lender seeking its remedies, including immediate repayment of the debt and/or foreclosure on collateral, which could cause us to become insolvent or cease operations.

     In order to meet our debt service obligations, from time to time we also depend on dividends, advances and transfers of funds from our subsidiaries. State and foreign law regulate the payment of dividends by these subsidiaries, which is also subject to the terms of the credit agreement with our primary lender and the indenture governing the notes. A significant portion of our assets, operations, trade payables and indebtedness is located among these foreign subsidiaries. The creditors of the subsidiaries would generally recover from these assets on the obligations owed to them by the subsidiaries before any recovery by our creditors and before any assets are distributed to stockholders.


A VIOLATION OF OUR FINANCING ARRANGEMENTS COULD RESULT IN THE LENDER DECLARING DEFAULT AND SEEKING REMEDIES


     If we violate the financial or other covenants contained in the credit agreement with our primary lender or in the indenture governing the 10% convertible notes, we will be in default under the credit agreement and/or the indenture. If a default occurs and is not timely cured or waived by our primary lender, the lender could seek remedies against us, including: (1) penalty rates of interest; (2) immediate repayment of the debt; and/or (3) the foreclosure on any assets securing the debt. Pursuant to the terms of the agreement with our primary lender, we are required to maintain specified levels of working capital and tangible net worth, among other covenants. While we were not in compliance with some of the financial covenants contained in the credit agreement as of June 2, 2001, we received waivers regarding this non-compliance from our primary lender.

     While we anticipate that we will not be in compliance with all of the financial covenants in the credit agreement in the near term, and anticipate being able to obtain necessary waivers as we have in the past, we cannot make any assurances that we will be able to obtain waivers of any future covenant violations. If we become insolvent, are liquidated or reorganized, after payment to the creditors, there are likely to be insufficient assets remaining for any distribution to our stockholders.


REVENUES AND LIQUIDITY ARE DEPENDENT ON TIMELY INTRODUCTION OF NEW TITLES


     The timely shipment of a new title depends on various factors, including the development process, debugging, approval by hardware licensors, and approval by third- party licensors. It is likely that some of our titles will not be released in accordance with our operating plans. A significant delay in the introduction of one or more new titles could negatively affect sales and have a negative impact on our financial condition, liquidity and results of operations, as was the case in fiscal 2000 and 2001, including the third quarter of fiscal 2001. We cannot assure stockholders that our new titles will be released in a timely fashion.


     The life cycle of a new title generally ranges from less than three months to upwards of 12 months, with the majority of sales occurring in the first 30 to 120 days after release. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older titles and increase the importance of our ability to release new titles on a timely basis. Therefore, we are constantly required to introduce new titles in order to generate revenues and/or to replace declining revenues from older titles. In the past, we experienced delays in the introduction of new titles, which have had a negative impact on our results of operations. The complexity of next-generation systems has resulted in higher development expenses, longer development cycles, and the need to carefully monitor and plan the product development process. If we do not introduce titles in accordance with our operating plans for a period, our results of operations, liquidity and profitability in that period could be negatively affected.

INDUSTRY TRENDS, CONSOLE TRANSITIONS AND TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY

     The life cycle of existing game consoles and the market acceptance and popularity of new game consoles significantly affects the success of our products. We cannot guarantee that we will be able to predict accurately the life cycle or popularity of each game console. If we (1) do not develop software for games consoles that achieve significant market acceptance; (2) discontinue development of software for a game console that has a longer-than-expected life cycle; (3) develop software for a game console that does not achieve a significant installed base; or (4) continue development of software for a game console that has a shorter-than-expected life cycle, we will experience losses from operations.


     In addition, the cyclical nature of the video and computer games industry requires us to continually adapt software development efforts to emerging hardware systems. The industry is currently in the midst of a hardware transition from 32-bit and 64-bit to 128-bit game consoles such as Sony's PlayStation 2, Nintendo's GameCube and Microsoft's Xbox. In early 2001, Sega announced its plans to exit the hardware business, cease distribution and sales of its Dreamcast console and re-deploy its resources to develop software for multiple consoles. No assurance can be given that these new game consoles will achieve commercial success similar to and/or installed bases comparable to that of the 32-bit PlayStation or 64-bit N64, nor can any assurances be made as to the timing of their success. In addition, we cannot guarantee that we will be successful in developing and publishing software for these new game consoles nor can we guarantee that Microsoft or Nintendo will release their new platforms in accordance with their announced November 2001 release dates.


OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO RELEASE "HIT" TITLES

     The market for software is "hits" driven. Therefore, our future success depends on developing, publishing and distributing "hit" titles for game consoles with significant installed bases. If we do not publish "hit" titles in the future, our financial condition, results of operations and profitability could be negatively affected, as has occurred in the past. It is difficult to predict consumer preferences for titles, and few titles achieve sustained market acceptance. We cannot assure stockholders that we will be able to publish "hit" titles in the future.

IF PRODUCT RETURNS, PRICE PROTECTION AND ADJUSTMENTS EXCEED ALLOWANCES, WE MAY INCUR LOSSES


         In the past, during platform transitions, we have had to provide greater price protection and adjustments. Coupled with more competitive pricing, if our allowances for returns, exchanges and price adjustments are exceeded, our financial condition and results of operations will be negatively impacted, as has occurred in the past. We are not contractually obligated to accept returns except for defective product. We may permit customers to return or exchange products and may provide price protection or concessions on products unsold by the customer. We believe that at June 2, 2001, our allowances for future returns, exchanges and price protection and adjustments are adequate, but we cannot guarantee the adequacy of our current or future allowances.

         Management makes significant estimates and assumptions regarding allowances for estimated product returns, price protection and adjustments in preparing our financial statements. We established allowances at the time of product shipment, taking into account the potential for product returns, price protection and adjustments based primarily on: (1) market acceptance of products in retail and distributor inventories; (2) level of retail inventories; (3) seasonality; and (4) historical return and price adjustment rates.

IF WE ARE UNABLE TO OBTAIN OR RENEW LICENSES FROM HARDWARE DEVELOPERS, WE WILL NOT BE ABLE TO RELEASE SOFTWARE FOR GAME CONSOLES


         We are substantially dependent on each hardware developer (1) as the sole licensor of the specifications needed to develop software for its game consoles; (2) as the sole manufacturer (Nintendo and Sony software) of the software developed by us for its game consoles; (3) to protect the intellectual property rights to their game consoles and technology and (4) to discourage unauthorized persons from producing software for its game consoles.

     Substantially all of our revenues have historically been derived from sales of software for game consoles. For the nine months ended June 2, 2001 and May 31, 2000, we derived:

     o 15% and 40%, respectively, of gross revenues from the sale of Nintendo-compatible software;

     o 49% and 33%, respectively, of gross revenues from the sale of Sony PlayStation software;

     o 20% and 0%, respectively, of gross revenues from the sale of Sony PlayStation 2 software;

     o 11% and 20%, respectively, of gross revenues from the sale of Sega-compatible software; and

     o 5% and 7%, respectively, of gross revenue from the sale of PC and other software.


     If we cannot obtain licenses to develop software from developers of new game consoles or if any of our existing license agreements are terminated, we will not be able to release software for those game consoles, which would have a negative impact on our results of operations and profitability. Although we cannot assure our stockholders that, at the end of their current terms, we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new game consoles, to date we have always obtained extensions or new agreements with the hardware companies.

     Our revenue growth may also be dependent on the hardware companies. If new license agreements contain product quantity limitations, our revenue and profitability may be negatively impacted.

PROFITABILITY IS AFFECTED BY RESEARCH AND DEVELOPMENT EXPENSE FLUCTUATIONS DUE TO CONSOLE TRANSITIONS AND DEVELOPMENT FOR MULTIPLE CONSOLES


     Our research and development expenses decreased ($10.0) million to $6.5 million, or (61%), for the quarter ended June 2, 2001 from $16.5 million for the quarter ended May 31, 2000 and decreased ($16.2) million to $29.5 million, or (36%), for the nine months ended June 2, 2001 from $45.7 million for the same period one year ago. Although we anticipate that fiscal 2001 product development expenses will continue to be lower than in fiscal 2000 due to our focus on fewer, better games for fewer hardware systems, we expect our product development expenses to increase thereafter as a result of releasing more games across multiple platforms and the complexity of developing games for the new 128-bit game consoles. We anticipate that our profitability will continue to be impacted by the levels of research and development expenses relative to revenues, and by fluctuations relating to the timing of development in anticipation of the next-generation platforms.

     During fiscal 2000, we focused our development efforts and costs on N64, PlayStation 1, PlayStation 2, Xbox and Dreamcast, while incurring incremental costs in the development of tools and engines necessary for the new platforms. Our current release schedule commencing in the second quarter of fiscal 2001 is developed around PlayStation 2, Xbox, Game Boy Advance and Game Cube. In addition, we will continue to support PlayStation 1 and Game Boy Color on a limited basis through a select group of independent software developers, thus permitting us to reduce in part our internal development costs.


INABILITY TO PROCURE COMMERCIALLY VALUABLE INTELLECTUAL PROPERTY LICENSES MAY PREVENT PRODUCT RELEASES OR RESULT IN REDUCED PRODUCT SALES


     Our titles often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as the NBA, the NFL and MLB or their respective players' associations. We may not be successful in acquiring or renewing licenses to property rights with significant commercial value. The loss of one or more of these licenses could prevent our release of a title or limit its economic success. For example, our license for the WWF properties expired in November 1999 and was not renewed. Sales of titles using WWF properties aggregated 0% of gross revenues for the nine months ended June 2, 2001 as compared to 14% for the nine months ended May 31, 2000. Our license for the South Park properties was terminated in September 2000. See "Legal Proceedings." Sales of titles using South Park properties aggregated 0.5% and 9% of gross revenues in the first nine months of fiscal 2001 and 2000, respectively. Based on our product release strategy, financial resources and the economic viability of such products, licenses relating to WWF, South Park and ECW software were not renewed or were terminated. In addition, we cannot assure stockholders that our licenses will be extended on reasonable terms or at all.


     License agreements relating to these rights generally extend for a term of two to three years. The agreements are terminable upon the occurrence of a number of factors, including our (1) material breach of the agreement; (2) failure to pay amounts due to the licensor in a timely manner; or (3) bankruptcy or insolvency.

COMPETITION FOR MARKET ACCEPTANCE AND RETAIL SHELF SPACE, PRICING COMPETITION, AND COMPETITION WITH THE HARDWARE MANUFACTURERS, AFFECTS OUR REVENUE AND PROFITABILITY

     The video and computer games market is highly competitive. Only a small percentage of titles introduced in the market achieve any degree of sustained market acceptance. If our titles are not successful, our operations and profitability will be negatively impacted. We cannot guarantee that our titles will compete successfully.

     Competition in the video and computer games industry is based primarily upon:

     o    the quality of titles;

     o reviews received for a title from independent reviewers who publish reviews in magazines, websites, newspapers and other industry publications;

     o    publisher's access to retail shelf space;

     o    the success of the game console for which the title is written;

     o    the price of each title;

     o the number of titles then available for the system for which each title is published; and

     o the marketing campaign supporting a title at launch and through its life.

     Our chief competitors are the developers of games consoles, to whom we pay royalties and/or manufacturing charges, as well as a number of independent software publishers licensed by the hardware developers.

     The hardware developers have a price, marketing and distribution advantage with respect to software marketed by them. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than us, such as Nintendo, Sega and Sony.


     As each hardware cycle matures, significant price competition and reduced profit margins result as we experienced in fiscal 2000. In addition, competition from new technologies may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand as a result of competing technologies, our operations and liquidity have been, and in the future could continue to be, negatively impacted.


REVENUES VARY DUE TO THE SEASONAL NATURE OF VIDEO AND COMPUTER GAMES SOFTWARE PURCHASES

     The video and computer games industry is highly seasonal. Typically, net revenues are highest in the last calendar quarter, decline in the first calendar quarter, are lower in the second calendar quarter and increase in the third calendar quarter. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday selling season and the reduced demand for software during the summer months. Our earnings vary significantly and are materially affected by releases of "hit" titles and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. We expect that operating results will continue to fluctuate significantly in the future. See "Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenues and Income" below.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS LEAD TO UNPREDICTABILITY OF REVENUES AND INCOME


     The timing of release of new titles can cause material quarterly revenues and earning fluctuations. A significant portion of revenues in any quarter is often derived from sales of new titles introduced in that quarter or in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new title during the scheduled quarter, as has been the case in the past (including the third quarter of fiscal 2001), our revenues and earnings will be negatively affected in that period. In addition, because a majority of the unit sales for a title typically occur in the first 30 to 120 days following its introduction, revenues and earnings may increase significantly in a period in which a major title is introduced and may decline in the following period or in which there are no major title introductions.

     Quarterly operating results also may be materially impacted by factors including (1) the level of market acceptance or demand for titles and (2) the level of development and/or promotion expenses for a title. Consequently, if net revenues in a period are below expectations, our operating results and financial position in that period are likely to be negatively affected, as has occurred in the past.

STOCK PRICE IS VOLATILE AND STOCKHOLDERS MAY NOT BE ABLE TO RECOUP THEIR INVESTMENT

     There is a history of significant volatility in the market prices of companies engaged in the software industry, including Acclaim. Movements in the market price of our common stock from time to time have negatively affected stockholders' ability to recoup their investment in the stock. The price of our common stock is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment. If our future revenues, profitability or product releases do not meet expectations, the price of our common stock may be negatively affected.


IF OUR SECURITIES WERE DELISTED FROM THE NASDAQ SMALL CAP MARKET, IT MAY NEGATIVELY IMPACT THE LIQUIDITY OF OUR COMMON STOCK

     In the fourth quarter of fiscal 2000, our securities were delisted from quotation on The Nasdaq National Market. Our common stock is currently trading on The Nasdaq Small Cap Market. Although we meet the current listing criteria for The Nasdaq Small Cap Market, no assurance can be given as to our ongoing ability to meet The Nasdaq Small Cap Market maintenance requirements. In order to obtain relisting of our common stock on The Nasdaq National Market, we must satisfy certain quantitative designation criteria. No assurance can be given that we will be able to meet such relisting criteria for The Nasdaq National Market in the near future.

     If our common stock was to be delisted from trading on The Nasdaq Small Cap Market, trading, if any in the common stock may continue to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market. Delisting of the common stock would result in limited release of the market price of the common stock and limited news coverage of us and could restrict investors' interest in the common stock as well as materially adversely affect the trading market and prices for the common stock and our ability to issue additional securities or to secure additional financing.

     "Penny stocks" generally are equity securities with a price of less than $5.00 per share, which are not registered on certain national securities exchanges or quoted on the Nasdaq system. If our common stock was delisted from The Nasdaq Small Cap Market, it could become subject to the SEC's penny stock rules. These rules, among other things, require broker-dealers to satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser's written consent prior to any transaction. In addition, under the penny stock rules, additional disclosure in connection with trades in the common stock would be required, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of the common stock.


PREVALENCE OF ILLEGAL COPYING OF SOFTWARE COULD ADVERSELY AFFECT SALES

     In order to protect our software and proprietary rights, we rely mainly on a combination of copyrights, trade secret laws, patent and trademark laws, and nondisclosure agreements.


     Existing U.S. and international laws afford only limited protection. An unauthorized person may be able to copy our software or otherwise obtain and use our proprietary information. If a significant amount of illegal copying of software published or distributed by us occurs, our product sales could be adversely impacted. Policing illegal use of software is extremely difficult and software piracy is expected to persist. In addition, the laws of some foreign countries in which our software is distributed do not protect us and our intellectual property rights to the same extent as the laws of the U.S. We cannot guarantee that our attempts to protect our proprietary rights will be adequate.

INFRINGEMENT COULD LEAD TO COSTLY LITIGATION AND/OR THE NEED TO ENTER INTO LICENSE AGREEMENTS, WHICH MAY RESULT IN INCREASED OPERATING EXPENSES

     Existing or future infringement claims by or against us may result in costly litigation or require us to license the proprietary rights of third parties, which could have a negative impact on the our results of operations, liquidity and profitability.

     We believe that our proprietary rights do not infringe on the proprietary rights of others. As the number of titles in the industry increases, we believe that claims and lawsuits with respect to software infringement will also increase. From time to time, third parties have asserted that some of our titles infringed their proprietary rights. We have also asserted that third parties have likewise infringed our proprietary rights. These infringement claims have sometimes resulted in litigation by and against us. To date, none of these claims has negatively impacted our ability to develop, publish or distribute our software. We cannot guarantee that future infringement claims will not occur or that they will not negatively impact our ability to develop, publish or distribute our software.


FACTORS SPECIFIC TO INTERNATIONAL SALES MAY RESULT IN REDUCED REVENUES AND/OR INCREASED COSTS


     International sales have historically represented material portions of our revenues and we expect that international sales will continue to account for a significant portion of our revenues in future periods. Sales in foreign countries may involve expenses incurred to customize titles to comply with local laws. In addition, titles that are successful in the domestic market may not be successful in foreign markets due to different consumer preferences. International sales are also subject to fluctuating exchange rates and may be affected by the recent adoption of a single currency in much of Europe. These and other factors specific to international sales may result in reduced revenues and/or increased costs.


CHARTER AND ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY AFFECT RIGHTS OF HOLDERS OF COMMON STOCK


     Our Board of Directors has the authority to issue shares of preferred stock and to determine their characteristics without stockholder approval. In this regard, in June 2000, the board of directors approved a stockholder rights plan. If the Series B junior participating preferred stock is issued it would be more difficult for a third party to acquire a majority of our voting stock.


     In addition to the Series B preferred stock, the board of directors may issue additional preferred stock and, if this is done, the rights of common stockholders may be additionally negatively affected by the rights of those preferred stockholders.

     We are also subject to anti-takeover provisions of Delaware corporate law, which may impede a tender offer, change in control or takeover attempt that is opposed by the Board. In addition, employment arrangements with some members of management provide for severance payments upon termination of their employment if there is a change in control.


SHARES ELIGIBLE FOR FUTURE SALE


     As of August 6, 2001 we had 76,018,996 shares of common stock issued and outstanding, of which 27,760,375 are "restricted" securities within the meaning of Rule 144 under the Securities Act. Generally, under Rule 144, a person who has held restricted shares for one year may sell such shares, subject to certain volume limitations and other restrictions, without registration under the Securities Act.



     As of the date of this prospectus, 4,493,938 shares of common stock are covered by effective registration statements under the Securities Act for resale on a delayed or continuous basis by certain of our security holders, of which 869,386 shares of common stock are issuable upon the exercise of warrants issued in settlement of litigation.



     As of August 6, 2001, the outstanding principal amount of our notes was $29.2 million, which are convertible into approximately 5,641,892 shares of common stock. Such shares, if issued pursuant to the terms of the indenture, and the notes would be generally eligible for resale pursuant to Rule 144.

     In connection with the April 2001 retirement of $7.2 million in principal amount of notes, we are required to issue to one selling stockholder up to an additional 1,328,000 shares of common stock if the average closing price of our common stock is less than $0.90 per share for a 20-day period prior to the effective date of the registration statement (of which this prospectus forms a part). As of August 6, 2001, the 20-day average closing price of our common stock was $4.256.

     In connection with the June 2001 retirement of $6.7 million in principal amount of the notes, we are required to issue an additional 250,000 shares of our common stock to one selling stockholder, if the registration statement (of which this prospectus forms a part) is not declared effective by August 16, 2001.

     In addition to the warrants described above, a total of 4,033,383 shares of common stock are issuable upon the exercise of warrants, including warrants to purchase 3,800,000 shares of common stock owned by selling stockholders, which shares are covered by the registration statement of which this prospectus forms a part.

     We have also registered on Form S-8 a total of 14,236,000 shares of common stock (issuable upon the exercise of options) under our 1988 Stock Option Plan and our 1998 Stock Incentive Plan, and a total of 2,448,425 shares of common stock under our 1995 Restricted Stock Plan. As of June 2, 2001, options to purchase a total of 11,971,339 shares of common stock were outstanding under the 1988 Stock Option Plan and our 1998 Stock Incentive Plan, of which 8,809,713 were exercisable.

     We have also agreed to register the resale of (1) 429,389 shares of common stock issued to consultants in connection with software development services rendered to us, (2) 9,335,334 shares of common stock issued in connection with the July 2001 private placement and (3) 233,383 shares issuable upon the exercise of a warrant delivered to the Company's placement agent in connection with the July 2001 private placement.

     In addition, we have agreed to issue to the Company's lender a five-year warrant to purchase 100,000 shares of common stock at an initial exercise price equal to the market price per share on the date of issuance. In connection with such issuance, we have agreed to register the underlying shares.

     In connection with licensing and distribution arrangements, acquisitions of other companies, the repurchase of notes and financing arrangements, we have issued and may continue to issue common stock or securities convertible into common stock. Any such issuance or future issuance of substantial amounts of common stock or convertible securities could adversely affect prevailing market prices for the common stock and could adversely affect our ability to raise capital.

                           INFORMATION ABOUT ACCLAIM

     A Delaware corporation, Acclaim was founded in 1987. Our principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and our main telephone number is (516) 656-5000. Our Internet website is: http://www.acclaim.com. Information contained on our website should not be deemed part of this prospectus.


     We develop, publish, market and distribute video and computer games for use with game consoles, both dedicated and portable, and PCs on a worldwide basis. We own and operate four software development studios located in the U.S. and U.K. where we develop our own software, and also a motion capture studio and a recording studio in the U.S. We also contract with independent software developers to create software for us. We publish, or release to the public under our brand names, software developed by us as well as by third-party developers. We distribute our software directly to retailers in North America, U.K., Germany, France, Spain and Australia. We also distribute software developed and published by third parties, develop and publish strategy guides in support of our software and issue "special edition" comic book magazines from time to time to support our time-valued brands, Turok and Shadowman.

     The video and computer games industry is characterized by rapid technological changes, which have resulted in successive introductions of increasingly advanced game consoles and PCs. As a result of the rapid technological shifts, no single game console or PC system has achieved long-term dominance in the video and computer games market. Therefore, we must continually anticipate game console cycles and our research and development group must develop programming tools and engines necessary for the development of software for emerging hardware systems.

     Our revenues have traditionally been derived from sales of software for the then-popular game consoles. Accordingly, our performance has been, and is expected in the future to be, materially adversely affected by platform transitions. As a result of the industry transition to 32-bit and 64-bit game consoles, which commenced in 1995, our software sales during fiscal 1996, 1997 and 1998 were significantly lower than in fiscal 1994 and 1995. Our inability to predict accurately the timing of such transition resulted in material losses in fiscal 1996 and 1997. In fiscal 2000, the video and computer games industry began experiencing another platform transition from 32-bit and 64-bit to 128-bit game consoles and related software. We believe that sales of 32-bit and 64-bit game consoles peaked in 2000 and will continue to decrease substantially in future periods. This transition during fiscal 2000 resulted in increased competition, fewer hit titles capable of achieving significant sales levels and increased price weakness for non-hit titles. The software transition has also resulted in industry-wide software pricing weakness which impacted our operating results during fiscal 2000 and 2001, as the market shifts to the next-generation systems that were launched by Sega in fiscal 2000 and Sony in fiscal 2001, and which are anticipated to be launched in North America by Nintendo and Microsoft in the Fall of 2001. We will continue to support PlayStation and Game Boy Color on a limited basis; we currently publish PlayStation 2 titles and will begin to publish titles for Game Boy Advance, which was launched in June 2001. We have not released and do not plan to release any new N64 titles in fiscal 2001. We expect our portfolio of titles for fiscal 2002 to be dominated by PlayStation 2, Game Cube, Xbox and Game Boy Advance.

     In early 2001, Sega announced its plan to exit the hardware business, cease distribution and sales of its Dreamcast console and re-deploy its resources to develop software for multiple platforms and accordingly we do not plan to release any additional titles for the Dreamcast console. Although we do not believe that the installed base of next-generation platforms in 2001 will support software sales at the levels achieved in fiscal 1999 (before the current platform transition), when the transition is complete we anticipate that the eventual installed base of 128-bit systems will provide a larger market for our software, with improved gross margins (based on the predominance of CD-based product rather than cartridge-based product) as compared to fiscal 1999. There can be no assurance that the newly announced next-generation game consoles (e.g., Nintendo's Game Cube and Microsoft's Xbox) will achieve commercial success similar to that of the 32-bit PlayStation or 64-bit N64, nor can there be any assurances made as to the timing of such success. See "Risk
Factors: Industry Trends, Console Transitions and Technological Change May Adversely Affect our Revenues and Profitability."

     The rapid technological advances in game consoles have significantly changed the look and feel of software as well as the software development process. Currently, the process of developing software is extremely complex and we expect it to become more complex and expensive in the future with the advent of the more powerful next-generation game consoles. According to our estimates, the average development time for a title for dedicated game consoles is between 12 and 36 months and the average development cost for a title is between $1 million and $6 million. The average development time for our software for portable systems is currently between six and nine months and the average development cost for a title is between $100,000 and $300,000.


     Our revenues in any period are generally driven by the titles released by us in that period. We have experienced delays in the introduction of new titles, which has had a negative impact on our results of operations. It is likely that some of our future titles will not be released in accordance with our operating plans, in which event our results of operations and profitability in that period would be negatively affected. See "Risk Factors: Revenues and Liquidity Are Dependent on Timely Introduction of New Titles."


     Revenues from our 32-bit and 64-bit software in fiscal 2000 were significantly below our expectations, even as we moved to implement our strategy to transition our operating model to focus on CD-based product. Although we anticipated the softening of the market for these two maturing gaming consoles we were not able to precisely gauge the depth of the impact on our sales. We attributed the significant revenue decrease to three primary factors: (1) lower than expected retail sell-through on certain titles, which accounted for approximately 335,000 less units being sold; (2) delays in the introduction of new titles, which delays impacted fiscal 2000 revenue by approximately $131 million; and (3) the decline of the N64 market and our prior emphasis on the N64 gaming console. With respect to (3), during fiscal 1999, the N64 gaming console accounted for approximately 59% of our total revenue. For fiscal 2000, we anticipated the impending decline and planned a decrease of 13% from the prior year. In fact, our fiscal 2000 N64 business decreased 55% from fiscal 1999 and only accounted for 31% of total revenue in fiscal 2000. We also assessed the impact of these factors on shipments of new 32-bit and 64-bit product during the last half of fiscal 2000 by providing higher sales allowances as a percentage of gross revenues at the time these products were shipped.

     Revenues from the our 64-bit software and certain 128-bit software in fiscal 2001 were affected by (1) the decline of the market for N64 software and our prior emphasis on the N64 platform, (2) the decline of the market for Dreamcast software and Sega's exit from the hardware market, (3) the declining rate of growth of the installed base of 64-bit game consoles, and (4) the limited distribution of PlayStation 2 consoles. During fiscal 2000 we substantially increased our sales allowances to address the effects on us of increased competition and industry-wide weakness in cartridge-based software sales and slower-than-expected sales of certain products. The decline in fiscal 2000 sales was partially offset by revenues from software for Sega's Dreamcast 128-bit CD game console, but sales for this console were lower in the first nine months of fiscal 2001 than the comparable period of the prior year based predominantly on Sega's announced hardware product discontinuation. The decline in sales for the first nine months of fiscal 2001 was partially offset by an increase in Sony PlayStation and Nintendo Game Boy revenue.

     We recorded net earnings of $7.4 million, or $0.12 per fully diluted share, for the three months ended June 2, 2001 compared to a net loss of $(49.7) million, or $(0.88) per fully diluted share, for the three months ended May 31, 2000. For the nine months ended June 2, 2001, we reported net earnings of $18.7 million, or $0.32 per fully diluted share, compared to a net loss of $(68.2) million, or $(1.21) per fully diluted share, for the nine months ended May 31, 2000. During the quarter ended June 2, 2001, our early retirement of certain of the notes resulted in an extraordinary gain of $7.1 million, or approximately $0.12 per fully diluted share. Because we were required to issue additional shares of common stock to some of the selling stockholders as a result of the registration statement (of which this prospectus forms a part) not being declared effective by July 15, 2001, the issuance of the additional shares of common stock in the fourth quarter of fiscal 2001 reduced the reported third quarter extraordinary gain of $7.1 million by approximately $2.8 million. In addition, earnings from operations increased due to a significant reduction in operating expenses of $15.9 million or (39%) in the third quarter of fiscal 2001 when compared to the same period in fiscal 2000. In the second half of fiscal 2000 and continuing into the first nine months of fiscal 2001, we implemented expense reduction initiatives, which have reduced operating expenses commencing with the fourth quarter of fiscal 2000 and continuing into fiscal 2001. The plan reduced fixed and variable expenses company-wide, eliminated certain marginal titles under development, reduced staff and lowered marketing expenses, and featured the following efforts:

     o Reduction of Marketing and Selling Expenses - we successfully implemented our plan to substantially reduce selling and marketing expenses. For the first nine months of fiscal 2001 our selling and marketing expenses of $24.8 million were $32.3 million or 57% below the same period of the prior year, primarily the result of a reduction in TV and print media advertising as compared to the prior year.

     o Reduction of Overhead and Other Operating Expenses - Through a series of targeted headcount and other operating expense reductions, we successfully executed our cost reduction plan, which for the first nine months of fiscal 2001 reduced overhead and other operating expenses by $29.5 million, or 33%, to $59.4 million from $88.9 million for the same period of the prior year.

     For the third quarter of fiscal 2001 and 2000, approximately 65% and 17%, respectively, and for the first nine months of fiscal 2001 and fiscal 2000, approximately 21% and 60%, respectively, of our gross revenue was derived from software developed by our studios. Third quarter revenue for fiscal 2001 was primarily driven by All-Star Baseball 2002 and Crazy Taxi, which accounted for an aggregate of approximately 62% of total revenues and were developed by our internal studios.

     We have implemented our two-tier strategy to rationalize our product development efforts by first ensuring that the development of software for the next-generation game consoles was performed by our own studios (i.e. All Star Baseball, Crazy Taxi, Quarterback Club). Internal development will permit us to better control variable expenses and help ensure the timely release and quality of our titles scheduled for release in the last quarter of fiscal 2001 and the first half of fiscal 2002. At the same time, our product development efforts for the first half of fiscal 2001 emphasized the licensing of software development to third parties predominantly for already-released platforms. Research and development expenses declined $16.2 million or 36% because we reduced the overall number of titles being developed, reduced the development of software for the older consoles and concentrated our software development expenditures predominantly on next-generation platforms. Because of the focus on fewer and better games for the next-generation consoles, and the fact that a significant amount of the research and development work for developing the next-generation game engines is completed, we believe that we are well positioned to compete in the future. However, we generally expect research and development expenses to increase in the future as we develop titles and sequels across all platforms. See "Risk Factors: Profitability is Affected By Research and Development Expense Fluctuations due to Console Transitions and Development for Multiple Consoles."

     While significant operating expense reductions in the first nine months of fiscal 2001 of $61.8 million, or 42%, were realized as compared to the same period in fiscal 2000, there is no guarantee that we can continue to accomplish all the above expense reductions for the entire year or maintain the already achieved rate.

     Gross profit is primarily impacted by the percentage of sales of CD-based software as compared to the percentage of sales of cartridge-based software. Gross profit may also be significantly impacted from time to time by the level of returns and price protection and concessions to retailers and distributors to which we provide discounts and allowances. The percentage of foreign sales and the percentage of foreign sales to third party distributors may impact gross margins as well. Our margins on foreign software sales to third party distributors are approximately one-third lower than those on sales that we make directly to foreign retailers.

     As we continue to manage through the current game console transition and prepare to compete in the software market for next-generation game consoles, it is necessary that we meet our product release schedule, sales projections, manage our operational expenditures at the planned levels and continue to receive the support of our primary lender and our vendors in order to generate sufficient liquidity to fund our operations and repay the remaining Note holders at maturity.

     Our results of operations in the future will be dependent in large part on
(1) the timing and rate of growth of the software market for 128-bit and other emerging game consoles and (2) our ability to identify, develop and timely publish, in accordance with our product release schedule software that performs well in the marketplace.


                             ---------------------

     You should not use historical trends or factors affecting our operating results and financial condition to anticipate results or trends in future periods. See "Risk Factors" above. Also, you should not consider historic financial performance as a reliable indicator of future performance.

                             ---------------------

                              RECENT DEVELOPMENTS


July Private Placement

     In July 2001, we issued a total of 9,335,334 shares of our common stock to certain qualified institutional buyers and accredited investors at a price of $3.60 per share, for an aggregate gross purchase price of $33,607,201. The per share price represented an approximate 10 percent (10%) discount to the recent public trading price of the common stock. The proceeds of the private placement are intended to be used for ongoing product development for the next generation video game platforms, strategic acquisitions of additional properties, holiday season marketing and advertising campaigns, and the reduction of outstanding liabilities.

     The private placement was effected under the exemption from registration provided under section 4(2) of the Securities Act of 1933. We have agreed to use our best efforts to register with the SEC all the common stock sold in the offering within 60 days following the closing. If the registration is not effective on or before September 30, 2001, we must pay a penalty to each investor equal to one percent (1%) of the purchase price paid for the stock purchased by that investor. Thereafter, for every 30 days that pass without the registration statement being declared effective, we will be required to pay to each investor an additional amount equal to one percent (1%) of the purchase price paid for the stock purchased by that investor.


Reduction in Extraordinary Gain

     Because we were required to issue additional shares of common stock to some of the selling stockholders as a result of the registration statement (of which this prospectus forms a part) not being declared effective by July 15, 2001, the issuance of the additional shares of common stock in the fourth quarter of fiscal 2001 reduced the reported third quarter related extraordinary gain of $7.1 million by approximately $2.8 million.




                                USE OF PROCEEDS

     Acclaim will not receive any proceeds from the sale of any of the shares of its common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

Beneficial Ownership and Other Information

     The following table sets forth information with respect to the shares of common stock beneficially held by the selling stockholders:


                                                                            Shares       Percent       Percent
                                    Beneficial                           Beneficially    Owned          Owned
                                 Ownership Prior      Shares Being     Owned After the   Before         After
Name                             to an Offering**        Offered        Offering(1)**    Offering     Offering
----                             ----------------        -------        -------------     --------    --------
Triton Capital Investments,         1,347,152           1,347,152            -0-           1.77%         -0-
Ltd.(2)


JMG Convertible Investments,         639,848             639,848             -0-             *           -0-
L.P.(3)

Alexandra Global Investment         4,931,882           3,931,882            -0-            6.49%
%         -0-
Fund I, Ltd.(4)

GMAC Commercial Credit LLC          300,000(5)           100,000           200,000           *            *

Centre Island Development          8,968,284(6)         1,937,500         7,030,784        11.45%       8.98%
Corp.

Hampton Farms LLC                  8,906,792(7)         1,937,500         6,969,292        11.37%       8.90%

Terry and Cathy Phillips            558,880(8)           250,000          308,880(8)         *            *

Zeke, L.P.                         1,441,930(9)          500,000           740,500         1.87%        1.24%

Brookwood Partners L.P.            250,000(10)           250,000             -0-             *           -0-

James Scibelli                     218,750(11)           125,000            93,750           *            *


------------------------
*    Less than one percent.


** Beneficial ownership calculated as of August 6, 2001 in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 and is based on 76,018,996 shares of common stock outstanding.


(1) Assumes that all of the shares covered by this prospectus are sold by the selling stockholders pursuant to this prospectus. The selling stockholders may choose to dispose of none or only a portion of the shares held by them pursuant to this prospectus.

(2) Johnathan Glaser, Roger Richter and Daniel David are the principals of Pacific Capital Management Investments, LLC, the investment adviser to Triton Capital Investments, Ltd.

(3) Johnathan Glaser is the principal of JMG Capital Management LLC, the investment adviser to JMG Convertible Investments, L.P.

(4) Mikhail Filimonov and Dimitri Sogoloff are the principals of Alexandra Investment Management, LLC, the Investment Adviser of Alexandra Global Investment Fund I, Ltd.

(5) GMAC holds warrants to purchase a total of 300,000 shares of Acclaim's common stock. The offer and sale by GMAC of 200,000 of the 300,000 shares underlying those warrants are covered by separate prospectuses filed with the SEC. GMAC is a subsidiary of General Motors Corporation.

(6)  The aggregate number of shares of common stock beneficially owned by James
     R. Scoroposki, officer and director of Acclaim and sole stockholder of Centre Island, is 8,968,294 (including the 1,187,500 shares issuable upon the exercise of the warrants described below). This prospectus only covers
     (a) the resale by Centre Island of the shares issuable upon exercise of a warrant to purchase 625,000 shares of common stock issued in connection with the junior participation transaction, (b) the resale by James Scoroposki of 750,000 shares issued to Mr. Scoroposki upon the exercise of a warrant, and (c) the resale by James Scoroposki of shares issuable upon the exercise of a warrant to purchase 562,500 shares of common stock, which warrant expires in October 2001.

(7) The aggregate number of shares of common stock beneficially owned by Gregory E. Fischbach, officer and director of Acclaim and member of Hampton Farms LLC, is 8,906,792 (including the 1,187,500 shares issuable upon the exercise of the warrants described below). This prospectus only covers (a) the resale by Hampton Farms of the shares issuable upon exercise of the warrant to purchase 625,000 shares of common stock issued in connection with the junior participation transaction, (b) the resale by Gregory Fischbach of 750,000 shares issued to Mr. Fischbach upon exercise of a warrant and (c) the shares issuable upon the exercise of a warrant to purchase an aggregate of 562,500 shares of common stock, which warrant expires in October 2001.

(8) The aggregate number of shares of common stock beneficially owned by Terry and Cathy Phillips includes the 250,000 shares issuable upon exercise of a warrant issued in connection with the junior participation transaction. This prospectus only covers the resale by Terry and Cathy Phillips of the shares issuable upon the exercise of that warrant.

(9)  Ed Antoian is the General Partner of Zeke, L.P.

(10) Barry Rubenstein and Marilyn Rubenstein are the general partners of Brookwood Partners, L.P.

(11) The aggregate number of shares of common stock beneficially owned by James Scibelli, a director of Acclaim, includes the 125,000 shares issuable upon exercise of a warrant issued to Mr. Scibelli in connection with the junior participation transaction. This prospectus only covers the resale by Mr. Scibelli of the shares issuable upon exercise of that warrant.

Note Repurchase and Sales of Common Stock


     Of the shares covered by this prospectus, 1,097,152 shares were acquired by Triton Capital and 389,848 shares were acquired by JMG pursuant to separate note and common stock purchase agreements between Acclaim and each of Triton Capital and JMG, each dated March 30, 2001. Of the shares covered by this prospectus, an additional 1,660,000 shares were acquired by Alexandra Global pursuant to a note and common stock purchase agreement between Acclaim and Alexandra Global, dated April 10,2001. These shares were originally issued by Acclaim to the selling stockholders in separate privately-negotiated transactions pursuant to the exemption from registration provided under section 4(2) of the Securities Act.

     Under the separate agreements, Triton Capital sold to Acclaim notes in the aggregate principal amount of $4,925,000 (for an aggregate purchase price of $2,008,367), JMG sold to Acclaim notes in the aggregate principal amount of $1,750,000 (for an aggregate purchase price of $713,633) and Alexandra Global sold to Acclaim notes in the aggregate principal amount of $7,200,000 (for an aggregate purchase price of $3,275,000). Concurrently with the repurchase of the notes, Acclaim sold to Triton Capital 1,097,152 shares, JMG 389,848 shares and Alexandra Global 1,660,000 shares of its common stock, in each case at a purchase price of $1.25 per share. Acclaim was required under its agreements with Triton Capital, JMG and Alexandra Global, because the registration statement (of which this prospectus forms a part) was not declared effective by July 15, 2001, to issue an additional 250,000 shares of its common stock to each of Triton Capital, JMG and Alexandra Global. Because we were required to issue these additional shares to the selling stockholders, the issuance of the additional shares of common stock in the fourth quarter of fiscal 2001 reduced the reported third quarter related extraordinary gain of $7.1 million by approximately $2.8 million. The resale of the additional 750,000 shares of common stock is covered by this prospectus. In addition, Acclaim agreed to issue to Alexandra Global up to an additional 1,328,000 shares of its common stock based on and to the extent the average closing sale price of Acclaim's common stock is less than $0.90 and more than $0.50 per share over a 20-day period prior to the third day before the effectiveness of the registration statement. As of August 6, 2001, the 20-day average closing price of our common stock was $4.256.

     In June 2001, Alexandra Global exchanged with Acclaim additional notes in the principal amount of $6,650,000 solely in exchange for 2,021,882 shares of Acclaim common stock. These shares were issued by Acclaim to the selling stockholder in a separate privately-negotiated transaction pursuant to the exemption from registration provided under section 3(a)(9) of the Securities Act. The resale of these shares is also covered by this prospectus. Acclaim may be required to issue an additional 250,000 shares of its common stock to Alexandra Global if the registration statement (of which this prospectus forms a part) covering the resale by Alexandra Global of the common stock issued is not declared effective by August 16, 2001.

     To the extent Acclaim is obligated to issue any of the additional shares to Alexandra Global described above, Acclaim intends to increase the number of shares included in this prospectus prior to the effectiveness of the registration statement so that this prospectus would also cover the resale by Alexandra Global of any such additional shares.


GMAC Commercial Credit LLC

     This prospectus covers the offer and sale by GMAC of the 100,000 shares issuable to GMAC upon exercise of a warrant issued to GMAC by Acclaim on July 31, 2000, in connection with GMAC's waiver of various loan agreement covenant defaults by Acclaim. The shares are issuable at any time or from time to time upon the exercise of the warrant by GMAC at an exercise price of $1.25 per share and, if not exercised in full prior to July 31, 2005, expire on that date. These warrants (and the underlying shares issuable upon exercise) were originally issued in July 2000 by Acclaim to GMAC in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act.

Junior Participants


     This prospectus covers the offer and sale by the selling stockholders named below of the shares issuable to them upon exercise of warrants to purchase common stock. On March 12, 2001, GMAC, as Acclaim's primary lender, entered into junior participation agreements with the selling stockholders named below under and pursuant to the terms of its existing revolving credit agreement with Acclaim. Following the participation, the lender advanced an additional $9.5 million to Acclaim pursuant to the credit agreement. As an inducement to the selling stockholders to participate in the participation, on March 12, 2001, Acclaim issued to the junior participants five-year warrants to purchase an aggregate of 2,375,000 shares of Acclaim's common stock exercisable at an initial price of $1.25 per share. The shares are issuable at any time or from time to time upon the exercise of the warrants by the selling stockholders. These warrants (and the underlying shares issuable upon exercise) were originally issued by Acclaim to the junior participants in separate privately-negotiated transactions pursuant to the exemption from registration provided under Section 4(2) of the Securities Act.

     Name                                   No. of Shares underlying Warrant
     ----                                   --------------------------------
     Centre Island Development Corp.(1)                  625,000
     Hampton Farms, LLC(2)                               625,000
     Terry and Cathy Phillips                            250,000
     Zeke, L.P.                                          500,000
     Brookwood Partners, L.P.                            250,000
     James Scibelli                                      125,000
     --------------                                      =======
     Total                                              2,375,000

                                                        =========
-------------------
(1) The sole stockholder of Centre Island Development Corp. is James Scoroposki, officer and director of Acclaim. Centre Island Development Corp. received warrants to purchase 625,000 shares of common stock of Acclaim in connection with its participation.

(2) The sole members of Hampton Farms LLC are Gregory E. Fischbach, officer and director of Acclaim, and his spouse. Hampton Farms LLC received warrants to purchase 625,000 shares of common stock of Acclaim in connection with its participation.


(3)  James Scibelli is a director of Acclaim.

Warrants to Gregory Fischbach and James Scoroposki

     In 1991, each of Gregory Fischbach and James Scoroposki received warrants to purchase an aggregate of 1,312,500 shares of common stock in connection with his providing of collateral to Acclaim's primary lender. In July 2001, each of Gregory Fischbach and James Scoroposki exercised the warrant to purchase 750,000 shares of common stock at an exercise price of $2.4166 per share. Each of them continues to hold the remaining warrant to purchase 562,500 shares, which expires in October 2001, at an exercise price of $3.00 per share. This prospectus covers the resale of the 1,500,000 shares issued upon exercise of the warrants and the 1,125,000 shares issuable upon exercise of the remaining warrants.


     The shares issued to each of the selling stockholders are restricted securities within the meaning of the Securities Act and cannot be offered for sale without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of the various agreements, Acclaim filed the registration statement (of which this prospectus is a part) and will use its best efforts to keep the registration statement effective until all of the shares issued to the selling stockholders are disposed of by them.


     Except for the revolving credit facility provided by GMAC to Acclaim, the affiliation of Gregory E. Fischbach and James R. Scoroposki as officers and directors of Acclaim, the affiliation of James Scibelli as a director of Acclaim, and sales representation services provided to Acclaim in the ordinary course of business by entities controlled by or affiliated with Terry Phillips, neither Acclaim nor any of its affiliates has had any material relationship with any of the selling stockholders within the past three years.

                              PLAN OF DISTRIBUTION

     The selling stockholders have not employed an underwriter for the sale of shares by the selling stockholders. The selling stockholders may offer shares directly or through pledgees, donees, transferees or other successors in interest at various times:

     o on The Nasdaq Small Cap Market or in any other securities market on which Acclaim's common stock is then listed or traded,

     o    in negotiated transactions,

     o    in a combination of any of the above transactions, or

     o    through any other available market transaction.


     The selling stockholders may offer shares at (1) fixed prices which may be changed, (2) prices prevailing at the time of sale, (3) prices related to such prevailing market prices, or (4) at negotiated prices. Sales on or through The Nasdaq Small Cap Market will be effected at such prices as may be obtainable and as may be satisfactory to the selling stockholders. No sales or distributions other than as disclosed in this prospectus will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms of the sale or distribution. The shares held by the selling stockholders may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the selling stockholders' shares may be sold include:

     o a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by that broker or dealer for its account under this prospectus;

     o exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq Small Cap Market;

     o ordinary brokerage transactions in which the broker solicits purchasers; and

     o    privately negotiated transactions.

In addition, any shares of common stock that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than under this prospectus.

     Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale. Commission expenses and brokerage fees will be paid by the selling stockholders.

     The selling stockholders and any underwriters, dealers or agents that participate in the distribution of its shares of Acclaim's common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of those shares by them or any discounts, commissions or adjustments received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Acclaim has agreed to indemnify the selling stockholders, their officers, directors, shareholders, employees, agents, counsel, and each person who controls each selling stockholder, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation. The selling stockholders have also agreed to indemnify Acclaim and its officers, directors, shareholders, partners, employees, agents, counsel, and each person who controls Acclaim, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation, to the extent any of the violations occur in connection with written information furnished by a selling stockholder in connection with this prospectus or the registration statement of which it is a part. However, the total amount payable in indemnity by any selling stockholder shall not exceed net proceeds received by the selling stockholder in the registered offering out of which the violation arises. The parties have also agreed to make contribution in respect of any claims or damages for which indemnification is unavailable.


     Expenses of this offering related to this registration statement, estimated at $100,000, will be borne in full by Acclaim. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                LEGAL PROCEEDINGS

     We and other companies in the entertainment industry were sued in an action entitled James, et al. v. Meow Media, et al. filed in April 1999 in the U.S. District Court for the Western District of Kentucky, Paducah Division, Civil Action No. 5:99 CV96-J. The plaintiffs alleged that the defendants negligently caused injury to the plaintiffs as a result of, in the case of Acclaim, its distribution of unidentified "violent" video games, which induced a minor to harm his high school classmates, thereby causing damages to plaintiffs, the parents of the deceased individuals. The plaintiffs seek damages in the amount of approximately $110,000,000. The U.S. District Court for the Western District of Kentucky dismissed this action; however, it is currently on appeal to the U.S. Court of Appeals for the Sixth Circuit. Oral argument on the appeal is scheduled to take place during the summer. We intend to defend this action vigorously.


     We and other companies in the entertainment industry were sued in an action entitled Sanders et al. v. Meow Media et al., filed in April 2001 in the U.S. District Court for the District of Colorado, Civil Action No. 01-0728. The complaint purports to be a class action brought on behalf of all persons killed or injured by the shootings which occurred at Columbine High School on April 20, 1999. We are a named defendant in the action along with more than ten other publishers of computer and video games. The complaint alleges that the video game defendants negligently caused injury to the plaintiffs as a result of their distribution of unidentified "violent" video games, which induced two minors to kill a teacher related to the plaintiff and to kill or harm their high school classmates, thereby causing damages to plaintiffs. The complaint seeks: compensatory damages in an amount not less than $15,000 for each plaintiff in the class, but up to $20,000,000 for some of the members of the class; punitive damages in the amount of $5,000,000,000; statutory damages against certain other defendants in the action; and equitable relief to address the marketing and distribution of "violent" video games to children. We believe the plaintiffs' claims are substantially similar to those dismissed by the U.S. District Court, and are on appeal, in the James case discussed above. We filed a motion to dismiss this action on July 9, 2001. We intend to defend this action vigorously.

     We received a demand for indemnification from the defendant Lazer-Tron Corporation in a matter entitled J. Richard Oltmann v. Steve Simon, No. 98 C1759 and Steve Simon v. J. Richard Oltmann, J Richard Oltmann Enterprises, Inc., d/b/a Haunted Trails Amusement Parks, and RLT Acquisitions, Inc., d/b/a Lazer-Tron, No. A 98CA 426, consolidated as U.S. District Court Northern District of Illinois Case No. 99 C 1055. The Lazer-Tron action involves the assertion by plaintiff Simon that defendants Oltmann, Haunted Trails and Lazer-Tron misappropriated plaintiff's trade secrets. Plaintiff alleges claims for Lanham Act violations, unfair competition, misappropriation of trade secrets, conspiracy, and fraud against all defendants, and seeks damages in unspecified amounts, including treble damages for Lanham Act claims, and an accounting. Pursuant to an asset purchase agreement made as of March 5, 1997, we sold Lazer-Tron to RLT Acquisitions, Inc. Under the asset purchase agreement, we assumed and excluded specific liabilities, and agreed to indemnify RLT for certain losses, as specified in the asset purchase agreement. In an August 1, 2000 letter, counsel for Lazer-Tron in the Lazer-Tron action asserted that our indemnification obligations in the asset purchase agreement applied to the Lazer-Tron action, and demanded that we indemnify Lazer-Tron for any losses which may be incurred in the Lazer-Tron action. In an August 22, 2000 response, we asserted that any losses which may result from the Lazer-Tron action are not assumed liabilities under the asset purchase agreement for which we must indemnify Lazer-Tron. In a November 20, 2000 letter, Lazer-Tron responded to Acclaim's August 22 letter and reiterated its position that we must indemnify Lazer-Tron with respect to the Lazer-Tron action. No other action with respect to this matter has been taken to date.


     On November 27, 2000, we were sued in the U.S. District Court for the Southern District of New York, in an action entitled Comedy Partners vs. Acclaim Entertainment, Inc. (00 Civ. 9051 (S.D.N.Y.) (AKH.) In addition, on or about December 15, 2000, an action was commenced against us entitled Comedy Partners v. Acclaim Entertainment, Inc., Index No. 605476/00 (Supreme Court, New York County). On March 9, 2001, we reached an agreement with Comedy Partners to settle all claims between the parties for $900,000 which amount was included in accrued royalties payable at August 31, 2000 and March 3, 2001. Such amount was paid in full in installments by Acclaim in the third and fourth quarters of fiscal 2001.


     We are also party to various litigations arising in the ordinary course of our business, the resolution of none of which, we believe, will have a material adverse effect on our liquidity or results of operations.

                                 LEGAL MATTERS

     Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 will pass upon the validity of the shares offered by this prospectus for Acclaim.

                                    EXPERTS

     The consolidated financial statements of Acclaim Entertainment, Inc. and subsidiaries as of August 31, 2000 and 1999 and for each of the years in the three-year period ended August 31, 2000 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

     The report of KPMG LLP, dated November 29, 2000, contains an explanatory paragraph that states that Acclaim has incurred losses from operations, and has a working capital and stockholders' deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes discussions of future expectations and contains projections of results of operations or financial condition or other "forward-looking" information. Those statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." Given the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

                       WHERE YOU CAN FIND MORE INFORMATION

     Acclaim is required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Acclaim's SEC filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.

     Acclaim has filed with the SEC a registration statement on Form S-3 under the Securities Act covering the issuance of the common stock. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to Acclaim and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

     Acclaim has also filed the following documents with the SEC under the Securities Exchange Act and they are incorporated into this document by reference:


     (1) Acclaim's Quarterly Report on Form 10-Q for the period ended December 2, 2000 filed on January 16, 2001 (File No. 0-16986);

     (2) Acclaim's Quarterly Report on Form 10-Q for the period ended March 3, 2001 filed on April 16, 2001 (File No. 0-16986);

     (3) Acclaim's Quarterly Report on Form 10-Q for the period ended June 2, 2001 filed on July 17, 2001 (File No. 0-16986);


     (4)  Current Report on Form 8-K, filed on March 22, 2001 (File No.
          0-16986);

     (5)  Current Report on Form 8-K, filed on April 13, 2001 (File No.
          0-16986);


     (6)  Current Report on Form 8-K, filed on July 3, 2001 (File No. 0-16986);

     (7) Current Report on Form 8-K, filed on August 2, 2001 (File No. 0-16986); and

     (8) The information regarding Acclaim's common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1988 (File No. 0-16986), as amended by the Current Report on Form 8-K, filed on August 25, 1989 (File No. 33-9460-C), relating to the one-for-two reverse stock split effected by Acclaim.

     Any document Acclaim files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date it is filed.

     Acclaim will provide to each person to whom this prospectus is delivered and who makes a written or oral request, free of charge, a copy of any document referred to above which has been incorporated into this prospectus by reference, except exhibits to the document. Requests for these documents should be sent to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for copies should be made to the Secretary at (516) 656-5000.

     You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

     This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Acclaim will bear all expenses in connection with the preparation and filing of this registration statement. Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale; commission expenses and brokerage fees will be paid by the selling stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Article VII of Acclaim's by-laws, which are incorporated herein by reference, Acclaim agrees to hold harmless and indemnify any of its officers, directors, employees and agents from and against any judgments, fines, liabilities, or amounts paid in settlement as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Such action, suit, or proceeding must have been initiated against the indemnified party in his or her capacity as an officer, director, employee or agent of Acclaim. However, indemnification will only be paid if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Acclaim and, in the case of a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. No indemnification shall be payable under this provision if a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER              DESCRIPTION

         3.1  --  Certificate of Incorporation of the Registrant
                  (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, filed on April 21, 1989, as amended (Registration No. 33-28274))

         3.2 -- Amendment to the Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, filed on April 21, 1989, as amended (Registration No. 33-28274))

         3.3 -- Amendment to the Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 4(d) to the Registrant's Registration Statement on Form S-8, filed on May 19, 1995 (Registration No. 33-59483))


         3.4  --  Amended and Restated By-Laws of the Registrant
                  (incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K filed on June 12, 2000)

         4.1  --  Indenture dated as of February 26, 1997 between the
                  Company and IBJ Schroder Bank & Trust Company, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on March 14, 1997 (File No. 0-16986))

         4.2 -- Specimen form of the Registrant's common stock certificate (incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 10-K for the year ended August 31, 1989, as amended (File No. 0-16986))

         *5   --  Form of Opinion of Rosenman & Colin LLP


       *10.1  --  Note and Common Stock Purchase Agreement between the
                  Registrant and Triton Capital Management, Ltd.

        *10.2 -- Note and Common Stock Purchase Agreement between the Registrant and JMG Convertible Investments, L.P.

        *10.3 -- Note and Common Stock Purchase Agreement between the Registrant and Alexandra Global Investment Fund, Ltd.


       **10.4 --  Note Purchase Agreement between the Registrant and
                  Alexandra Global Investment Fund, Ltd.


       **23.1 --  Consent of KPMG LLP

        *23.3 --  Consent of Rosenman & Colin LLP (included in Exhibit 5)

        *24.1 --  Power of Attorney (included on page II-5)



(footnotes on next page)

(footnotes from next page)


--------------------------
*     FILED PREVIOUSLY
**    FILED HEREWITH


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

     The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

     The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on August 7, 2001.

                              ACCLAIM ENTERTAINMENT, INC.



                              By /s/
                                ---------------------------------------
                                Gregory E. Fischbach
                                Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


               Signature                                         Title                         Date
               ---------                                         -----                         ----
/s/                                           Co-Chairman of the Board; Chief Executive        August 7, 2001
---------------------------------------       Officer; President; Director
Gregory E. Fischbach

/s/                                           Chief Financial Officer and Executive Vice       August 7, 2001
---------------------------------------       President; Chief Financial and Accounting
Gerard F. Agoglia                             Officer